FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month October, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Call with media on financial results for quarter ended September 30, 2022

The Bank will host an earnings call with media at 4:30 p.m. (IST) on October 22, 2022 to discuss the financial results of the Bank for the quarter ended September 30, 2022.

Dial-in details to be shared with participants.

Earnings call for quarter results ended September 30, 2022

The Bank will host an earnings call with analysts and investors at 5:30 p.m. (IST) on October 22, 2022 to discuss the financial results of the Bank for the quarter ended September 30, 2022.

The dial-in details for the conference call are given below:

Universal dial-ins	+91-22-62801154, +91-22-71158055
Toll-free dial numbers	India: 18001201221 Hong Kong: 800964448 Singapore: 8001012045 UK: 08081011573 USA: 18667462133
Pre-registration details https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=0854160&linkSecurityString=3feaadaf0

The audio recording and transcript of the above calls will be posted on the Bank's website at www.icicibank.com.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 21, 2022	By:	/s/Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager